Mail Stop 3010

VIA EDGAR AND FEDEX

June 24, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Sonia Barros
Special Counsel

Re:	Graham Alternative Investment Fund II LLC
Form 10
Filed April 30, 2010
File No. 000-53967

Ladies and Gentlemen:

On behalf of this firm’s client, Graham Capital Management, L.P. (the “Manager”), the manager of Graham Alternative Investment Fund II LLC (the “Registrant” or “Fund”), I am transmitting herewith for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Registrant’s registration statement on Form 10 filed with the Commission on April 30, 2010 (the “Registration Statement”).  This letter responds to the Commission Staff’s comment letter of May 28, 2010 (the “Letter”) to the Registration Statement.  For your convenience, this letter restates the comments from your Letter and responds to the issues in the order set forth therein.  Defined terms used in this letter but not otherwise defined shall have their meaning as set forth in the Registration Statement.

We wish to emphasize that the Units of the Registrant are sold pursuant to a Disclosure Document that is governed by the rules of the Commodity Futures Trading Commission (“CFTC”) and the National Futures Association (“NFA”), that was originally filed with the NFA in February 2007 prior to the initial offering of Units, and that has subsequently been submitted for NFA review no less frequently than every nine months.  The disclosures in the Disclosure Document have been carefully developed over that time to comply with CFTC and NFA disclosure rules and interpretations.  In preparing the Registration Statement, the Registrant has attempted to adhere as closely as possible to the disclosure in the Disclosure Document so as to avoid any potential confusion or conflicts that might result from differences in disclosure.

General

1.
We note that the Manager is currently registered as a commodity pool operator and commodity trading advisor with the Commodity Futures Trading Commission and is a member of the National Futures Association.  Please tell us if you have filed this registration statement with the National Futures Association and the status of your filing.

The Registration Statement is not subject to CFTC disclosure rules and has not been submitted for review to either the CFTC or the NFA.  As noted above, the Fund’s Units are offered by means of a Disclosure Document, which is prepared in accordance with CFTC and NFA disclosure rules and interpretations.  Pursuant to applicable CFTC and NFA rules, the Disclosure Document is submitted for review to the NFA at least once every 9 months, and each prospective participant in the Fund receives the Disclosure Document prior to making any investment in the Fund.

2.
You disclose that GAIF I[sic] offers four classes of Units, Class 0 Units and Class 2 Units of the Blended Strategies Portfolio and Class 0 Units and Class 2 Units of the Systematic Strategies Portfolio.  The cover page of the registration statement, however, only indicates that you are registering two classes of units.  Please advise.

Section 12(g)(5) of the Exchange Act provides that a “class” includes securities that “are of substantially similar character and the holders of which enjoy substantially similar rights and privileges.”  The Unitholders in each Portfolio of the Fund share pro rata in the profits and losses of that Portfolio, and otherwise have identical rights under the Company Agreement.  The sole difference between the Class 0 and Class 2 Units of each Portfolio are the applicable fees.   Although the Fund distinguishes the Units through separate class designation, the Fund does not believe that such classes distinguished only by fee differences should constitute separate “classes” for purposes of the Exchange Act.

3.
We note that the Fund’s discretionary trading program is based on a trader’s personal assessment of trading data and trading experience.  We also note that the Manager’s Investment Committee, which is comprised of Kenneth G. Tropin, Paul Sedlack, Robert E. Murray, William Pertusi, Barry Fox and Jeff Baisley, makes decisions with respect to the selection of strategies traded on behalf of the Fund.  Please provide a detailed description of the experience and prior performance of the each member of the Manager’s Investment Committee as well as any other persons that will be making trading decisions for the Manager on behalf of the Fund with respect to discretionary trading, including those with a similar investment strategy to the registrant.  Please also describe the main features of the 31 investment funds for which the Manager acts as general partner or trading manager.

We have added additional biographical information for the members of the Manager’s Investment Committee under Item 1: Narrative Description of Business.  We have also reflected the addition of a new member of the Investment Committee.  Additional disclosure regarding the investment funds or managed accounts for which the Manager acts as general partner or trading manager has been added under Item 1: Risk Factors – Conflicts of Interest.

We do not, however, believe that it is necessary or appropriate to provide biographical information for all of the individuals on the Manager’s staff who, under the supervision and oversight of the Manager’s Investment Committee exercise some level of trading discretion over assets of the Registrant.  As noted above, the operations and investment programs of the Manager and the Registrant are described in the Registration Statement in the same manner as they are described in the Disclosure Document.  The Disclosure Document has been prepared in accordance with CFTC and NFA rules and interpretations, which among other things address the extent of required disclosures about the personnel of the Manager.  Given the scope and nature of the Manager’s organization and operations, we do not believe that it would be materially helpful to prospective investors, or required by CFTC and NFA rules and interpretations, to provide additional biographical information for all of the employees within the Manager’s organization who may from time to time have trading authority, under the supervision and oversight of the Manager’s Investment Committee, over a portion of the assets of the Registrant.

The Disclosure Document also does not provide disclosure, in addition to that included in the Registration Statement, concerning the individual master funds in which each Portfolio invests, or the various trading programs used by each master fund.  Given the wide range of trading strategies and programs used by the Manager, we do not believe that additional disclosure about the nature of the trading programs used by the Manager would provide any meaningful assistance to investors.  One of the key potential benefits emphasized to potential investors in the Registrant is that, as a diversified multi-strategy investment vehicle, it has the flexibility to change its systems and programs on a continuous basis in response to changing market conditions.  The Registrant seeks to follow the same approach for describing its investment programs in the Registration Statement as is followed in the Disclosure Document.

4.
We note your disclosure that GAIF I[sic] is not required to be, and is not, registered under the Investment Company Act of 1940, as amended.  Considering that you may hold investments other than futures contracts and Treasury obligations, such as forward contracts and swaps, please tell us how you will structure your business so that you will not be an investment company subject to regulation under the 1940 Act.  We will refer your response to the Division of Investment Management for further review.

The Fund does not meet the definition of an investment company under the Investment Company Act of 1940, as amended, pursuant to Section 3(a)(1) thereof, because it does not (i) hold itself out as being engaged primarily, or propose to engage primarily, in the business of investing, reinvesting, or trading in securities; (ii) engage or propose to engage in the business of issuing face-amount certificates of the installment type; or (iii) engage or propose to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and own or propose to acquire investment securities having a value exceeding 40 per centum of the value of its total assets (exclusive of Government securities and cash items) on an unconsolidated basis.  You refer to the Registration Statement disclosure that the Registrant may hold investments other than futures contracts and Treasury obligations, such as forward contracts and swaps.  The Fund invests primarily in futures contracts, forward contracts, spot currency contracts and, to a much lesser extent, in swaps.  We believe that it is well established under the Investment Company Act that currency forward contracts traded between banks in the interbank market are not securities for purposes of the Investment Company Act.  The Registrant also enters into swaps with banks and other financial institutions, the performance of which is linked to instruments that themselves generally are not securities.  We do not believe that such swaps, the performance of which is linked to instruments that themselves generally are not securities, constitute securities for purposes of the Investment Company Act.

5.
In the risk factor entitled “Futures and Options Trading is Speculative and Volatile” on page 10, you disclose that the writer of an option is subject to unlimited risk of loss. Please disclose whether you intend to write options and how this will affect your business.

The disclosure has been revised to address your comment.

6.
Throughout the registration statement you refer to relationships with various third parties.  For example, your refer to JPMorgan Chase Bank N.A. as the Fund’s banker, Bank of America, N.A. as the Fund’s banker and as a foreign currency forward counterparty and custodians and managers of Cash Assets.  In each case, please describe the terms of any material agreements with these third parties.  Include the agreements as exhibits to the registration statement.  Alternatively, tell us why you believe, in the case of each third party that the agreement or relationship is not material.

The disclosure has been revised to address your comment.

7.
Please identify the different master funds you have invested in over the past two years, the focus of each master fund, who manages each of those funds and why those particular funds were selected.  Disclose the portion of your assets in each such master fund as of the end the last two fiscal years.

As discussed above, consistent with the approach that we have taken in describing the DTP in the Registrant’s Disclosure Document, we do not believe that disclosure of the characteristics of the specific investments in specific master funds managed by the Manager is warranted.  We note that the financial statements included in the Registration Statement identify all of the master funds in which the Registrant invested during the periods covered in the financial statements.

8.
Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your redemption program.  Please consider all the elements of your unit redemption program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters.  See T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004).  Please advise us whether your redemption program is consistent with our prior no-action letters.  To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

Rule 13e-4(h)(i) of the Exchange Act provides that the tender offer rules will not apply to “[C]alls or redemptions of any security in accordance with the terms and conditions of its governing instruments.”  Pursuant to the Company Agreement, Unitholders have the right to redeem their Units as of the last day of each month.  Accordingly, we do not believe that the exercise by investors in the Registrant of their rights to redeem their interests as set forth in the Company Agreement constitutes a tender offer for such interests by the Registrant subject to the tender offer rules under the Exchange Act.

Item 1. Business

General Development of Business, page 1

9.	Please describe the purpose of the offshore feeder fund. We note that this appears to be a key difference from affiliated fund Graham Alternative Investment Fund I LLC.

Disclosure has been added to address your comment.

10.
You disclose that the Manager may add new trading strategies to its discretionary programs and may modify such strategies over time, that there is no maximum number of trading programs that the Manager may see fit to include in the Fund, and the Manager may increase or decrease the number of programs included in the Fund over time.  You also state that the Manager may make such additions or deletions of trading programs to the Fund at any time and may make such additions, deletions or any other changes to them – such as changes in leverage of, or in the asset allocations to, any of the Fund’s trading programs – in its sole discretion, without prior notice to investors.  Please clarify if such changes can be made to both discretionary trading programs and systematic trading programs.  Please also state how and when investors will be made aware of such changes.

The disclosure has been revised to address your comment.

11.	Please briefly describe under what circumstances GAIF I[sic] can be terminated under the terms of the Company Agreement.

The disclosure has been revised to address your comment.

Narrative Description of Business, page 2

(i) General, page 2

12.	Please briefly explain the differences between Class 0 Units and Class 2 Units and explain what the term “wrap fees programs” means.

Disclosure has been added to address your comment.

(iii) The Trading Program, page 4

13.	You disclose that the Manager also engages in exchange for physical (EFP) transactions. Please revise to explain what ETP transactions entail.

Disclosure has been added to address your comment.

14.	Please disclose the current leverage of the Fund and the maximum possible leverage of the Fund.

Disclosure has been added to address your comment.

15.	Please briefly explain the concept of “Value-at-Risk” and the role this concept plays in the Manager’s risk management process.

Disclosure has been added to address your comment.

Discretionary Trading Program, page 5

16.
You disclose that initially DTP will consist of several of the Manager’s leading discretionary strategies traded by principals of the Manager that focus on the global fixed Income, global stock index, currency, energy, commodity and metals markets, but over time it may participate in any other liquid market that is available as the Manager deems appropriate.  Please provide additional details regarding the global fixed income, global stock index, currency, energy, commodity, and metals markets so that investors can understand what an investment in such markets entails.

Disclosure has been added to address your comment.

17.	Please explain the concept of a “drawdown limit.”

Disclosure has been added to address your comment.

18.
You state the Manager runs a one day 97.5% VaR and measures both upside and downside exceedances of realized profit and loss outside two standard deviation bands (95% confidence interval).  The meaning of this sentence is unclear.  Please revise.

The disclosure has been revised to address your comment.

19.	Please explain the concept of “first order sensitivities” and how this relates to the risk measures undertaken by each discretionary trader trading for the Fund.

The disclosure has been revised to address your comment.

Systematic Trading Program, page 6

20.
You disclose that the systems used by your systematic investment programs are generally based on computerized mathematical models and rely primarily on technical rather than fundamental information as the basis for their trading decisions.  Please explain the differences between systems that rely on technical information as the basis for their trading decisions and systems that rely on fundamental information as the basis for their trading decisions.

The disclosure has been revised to address your comment.

21.
We note that the Manager may employ discretion in certain aspects of its systematic trading program.  Please provide some specific examples, if any, where the Manager has employed such discretion in the past and its effect on the Fund.

For the reasons noted above, we do not believe that it would be appropriate or helpful to investors to discuss in the Registration Statement specific instances of the Manager’s use of discretion in connection with its systematic trading programs.  Such disclosure is not provided in the Disclosure Document.

22.
You state that the K4D-15V Program is “intended to generate significant returns over time with an acceptable degree of risk and volatility.”  Please disclose what you consider to be acceptable in terms of risk and volatility.

The disclosure has been revised to address your comment.

Use of Proceeds, page 7

23.	Please describe who additional counterparties to forwards and swaps may include, e.g. broker-dealers, insurance companies or others.

The disclosure has been revised to address your comment.

Fees, page 8

(iv) Incentive Allocation, page 9

24.
You[sic] disclosure regarding calculation of the Incentive Allocation fee is difficult to understand.  Please revise so that an investor can better understand how the 20% incentive allocation fee is calculated.  For example, please consider adding a hypothetical to illustrate the payment of the incentive fee over the course of a few years time.

Disclosure has been added to clarify the description of the Incentive Allocation in response to your comment.  We note that the Disclosure Document, which is the primary selling document for the Fund, includes a description of the Fund’s expenses and calculation of a Fund “break-even point” prepared in accordance with CFTC rules, and is not required to, and does not, include a hypothetical illustration of the calculation of the Incentive Allocation. For the reasons noted above, our client would prefer that the description in the Registration Statement be consistent with the description in the Disclosure Document.

Risk Factors, page 9

25.
Please revise your risk factor subheadings so that each one conveys the specific risk to you.  Currently, some of your subheadings merely state a general risk or a fact about your business.  Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk.  Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

The disclosure has been revised to address your comment.

26.	Please add a risk factor addressing the risk that the Fund or any of the master funds can engage in investment strategies and programs other than those described in the Form 10.

Disclosure has been added to address your comment.

The Fund’s Trading Is Highly Leveraged, page 10

27.
Please describe the risks related to the Fund being highly leveraged in more detail.  For example, please state the current leverage levels, the potential leverage levels in the future and the risks associated with increasing leverage.  Please also explain why a relatively small price movement in a contract could result in substantial losses.

Disclosure has been added to address your comment.

Conflicts of Interest, page 13

28.
Please disclose how many of these 31 other funds compete directly with the Fund for investments.  Please also describe the Manager’s process for resolving conflicts and allocating assets to the various funds.  Please disclose any recent conflicts and how they were resolved.

Disclosure has been added to address your comment.

Allocation of Profit and Loss, page 14

29.
It is unclear whether the Manager or the Fund’s independent administrator is ultimately responsible for the valuation of the Fund’s portfolio assets.  Please revise your disclosure to specifically state who is responsible for determining fair value and specific responsibilities each party has in determining fair value.  To the extent the independent administrator is relied upon by management for determining fair value, please tell us why the independent administrator would not be considered an expert.

The disclosure has been revised to address your comment.

Regulation, page 15

30.
Please expand your disclosure of current or proposed limits.  Describe position limits that the CFTC imposes on agricultural products and those that may be imposed on energy commodities.  Describe in greater detail any additional position limits imposed by the exchanges.  Describe any pending legislation that could limit trading by speculators in futures markets and any other potentially adverse regulatory initiatives that could develop suddenly and without notice.  Discuss how such limits would impact your trading strategy.  Please expand any related risks in the Risk Factors section accordingly.

The disclosure has been revised to address your comment.

Item 2. Financial Information, page 15

31.	Please explain how the returns disclosed on pages 16 and 17 were calculated.

Disclosure has been added to address your comment.

32.
Where the financial statements reveal material changes from year to year in one or more line items, Item 303 of Regulation S-K requires the MD&A to include a discussion or the cause for the changes.  This discussion should include analysis as required by our MD&A Release No. 33-8350; 34-48960; FR-72 (December 19, 2003).  In that release, we explained that, “MD&A requires … an ‘analysis’ of known material trends, events, demands, commitments and uncertainties.  MD&A should not be merely a restatement of financial statement information in a narrative form ….  A thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects.”  Please review your entire MD&A and revise accordingly.  We may have further comments.

The disclosure has been revised to address your comment.

33.	Please disclose the allocation by sector of your total fund assets as of the end of the last two fiscal years and the allocation by sector by total trading profit (loss) for the last two years.

Disclosure has been added to address your comment.

34.	Please provide a discussion of the changes in the fund’s net asset value from period to period and describe the reasons for any material changes.

Disclosure has been added to address your comment.

35.
We note your disclosure that daily reporting of Value-at-Risk (VaR) enables the risk management team and the Investment Committee to observe the strategy’s adherence to its investment profile as well as market exposure.  Please consider providing disclosure of VaR throughout the year based on your investment types for the last two fiscal years on a weighted average basis, or tell us why you believe this additional disclosure would not be useful to investors.

Disclosure has been added to address your comment.

36.	Please briefly define “softs.”

The disclosure has been revised to address your comment.

(ii) Liquidity, page 17

37.
Please update your disclosure through March 31, 2010 to note whether the Fund experienced any meaningful periods of illiquidity in any markets traded by the Manager on behalf of the Fund.  In addition, please also update ‘(vi) Results of Operations’ to include discussion of the results of the first quarter of 2010 for both the Blended Strategies and Synthetic Strategies Portfolios.

The disclosure has been revised to address your comment.

38.
Please disclose whether you have been subject to margin calls in the most two recent fiscal years and current interim period.  If so, quantify the amount of such margin calls.  Please also disclose your margin requirements for the most two recent fiscal years and current interim period.  If historical margin requirements have been higher than the expected range of 10 to 30% you discuss on page 17, please revise your disclosure to explain why.

Disclosure has been added to address your comment.  Historical margin requirements have not exceeded the expected range.  Please note that the master funds are subject to daily margin calls in respect of their investment activity, which in the aggregate is in the range disclosed in the Registration Statement.

Item 5. Directors and Executive Officers, page 23

39.
Please revise to provide the disclosure required by Items 401 and 403 of Regulation S-K for the executive officers and directors of the Manager.  Refer to the definitions of “director” and “executive officer” in Rule 405 of the Securities Act.

We do not believe that Items 401 and 403 of Regulation S-K apply to the executive officers of the Manager; therefore we have not added additional disclosure for the executive officers of the Manager.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 25

40.	Please disclose the amount of units that could be sold pursuant to Rule 144. See Item 201(a)(2)(ii) of Regulation S-K.

Disclosure has been added to address your comment.

Item 11. Description of Registrant’s Securities to be Registered, page 26

41.
Please describe your experience with redemptions during the most recent fiscal year and the current fiscal period to date.  Disclose the amount of redemption requests received, the amount of redemption requests fulfilled and the amount of redemption requests that went unfulfilled.  Please also disclose the average price of units redeemed.

Disclosure has been added to address your comment.

Item 13.  Financial Statements and Supplementary Data

Financial Statements, Years Ended December 31, 2009 and 2008

Graham Alternative Investment Fund I LLC

Statements of Operations, page A-3

42.
We note that you have presented separate calculations of net income for the Blended Strategies Portfolio and Systematic Strategies Portfolio within the Statements of Operations for each of the Funds.  Please tell us your basis for such presentation, including how your presentation complies with FASB Accounting Standards Codification (“ASC”) 946-225-45.

The Registration Statement is registering two separate classes of Units, which the Registrant designates as the Blended Strategies Portfolio and the Systematic Strategies Portfolio.  ASC 946-225-45-9 states that class-specific expenses shall be reported for each class (or disclosed in the notes to the financial statements).  All items of income and expense presented in the statement of operations are specific to each portfolio.  Presenting them separately as has been done in the financial statements included in the Registration Statement not only is encouraged by ASC 946-225-49-5 but also provides investors with a clear presentation of the results of operations for each portfolio.

Notes to Financial Statements

General

43.
Please amend to provide disclosure to note the method used to allocate income and losses as well as realized and unrealized appreciation on investments to each class of units for both the Blended Strategies Portfolio and Systematic Strategies Portfolio.  Refer to FASB ASC 946-235-50-2.

The Registrant believes that when read together, Footnotes 2 and 3 to the December 31, 2009 audited financial statements of the Fund, Footnotes 2 and 6 to the December 31, 2009 audited financial statements of GAIT and Footnotes 2 and 6 to the December 31, 2009 audited financial statements of GAIT II provide a clear discussion of the manner in which income and losses and realized and unrealized appreciation is allocated from the master funds to each portfolio.

44.
Please tell us and disclose the total amount of organizational and offering costs that have been incurred to date, and whether such amounts are borne by the Manager and reimbursable to the Manager from the Funds.  In addition, please include disclosure addressing your accounting for organizational and offering costs.  Refer to FASB ASC 946-20-35-5.

As discussed under Item 1: Fees – Brokerage Fee, the Manager bears all costs in connection with the organization of the Fund and the continuing offering of Units.

Graham Alternative Investment Trading LLC

Condensed Schedules of Investments as of December 31, 2009, pages A-22 to A-29

45.
It is unclear how the supporting detail of each Master Fund investment agrees to the ‘Total investments in Master Funds’ disclosed on page A-22.  It would appear that the Condensed Schedules of Investments should highlight investment by Graham Alternative Investment Trading LLC in a specific master fund.  Please tell us what accounting literature you have relied upon.  Please also address your current presentation of the condensed schedules of investments as of December 31, 2009 for Graham Alternative Investment Trading II LLC as disclosed on pages A-72 through A-74.

The Registrant believes that it is industry practice in connection with a master-feeder structure to present the condensed schedule of investments of a master fund in the manner in which the Registrant has done so, namely to provide the complete schedule of investments of the master fund as opposed to a pro-rata presentation of each item in the master fund’s schedule of investments based on the feeder fund’s pro-rata ownership of the master fund.   Accordingly, the condensed schedule of investments of each master fund is not intended to directly agree to the schedule of investments of each of GAIT and GAIT II.

3. Investments in Master Funds, page A-49

46.
We note your tabular disclosure detailing gains and losses on all financial instruments held by the Master Funds reported in Net gain on investments.  However, it is unclear from your disclosure what reporting period(s) such gains and losses relate and how such amounts reconcile to GAIT’s statements of operations and managing member allocation.  Please advise or revise.  Additionally, please address the same concerns for Graham Alternative Investment Trading II LLC.

With respect to GAIT, in reconciling gains and losses on all financial instruments held by the Master Funds to GAIT’s statements of operations and managing member allocation, please refer to the “Investments in Masters” footnote on page A-49.  Similarly, with respect to GAIT II, in reconciling gains and losses on all financial instruments held by the Master Funds to GAIT II’s statements of operations and managing member allocation, please refer to the “Investments in Masters” footnote on page A-85.  The tabular disclosure refers to the twelve month period ending on each of December 31, 2008 and 2009.

*                 *                  *

To assist you in your review of Amendment No. 1 to the Registration Statement, enclosed herewith is a copy of the amendment marked to show changes.  As requested in your Letter, the Manager has enclosed with this response letter a “Tandy” letter, a copy of which is included with the filing of Amendment No. 1 to the Registration Statement.

Please feel free to call the undersigned at (212) 969-3600 with any questions.

Very truly yours,

/s/ Christopher Wells
Christopher Wells

cc:	Paul Sedlack